A 3/7/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31097


RECEIVED
MAR 1 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTMENT MANAGEMENT SERVICE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

¢6505 North Prospect Suite 100, Gladstone, MO 64119
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Wolfe President 816-454-7100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Palmay & DeShazo, CPA's, PC
(Name — if individual, state last, first, middle name)

300 Westport Road #201 (Address) Kansas City, (City) Missouri (State) 64171 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2,*

OATH OR AFFIRMATION

I, William R. Wolfe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Management Service, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

William R. Wolfe President

Title

Notary Public

SHERYL STIGALL
Notary Public-Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires Aug. 21, 2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Management Services, Inc.
Audited Financial Statements
December 31, 2001

Investment Management Services, Inc.
Audited Financial Statements
December 31, 2001

Table of Contents

Palmay & DeShazo, CPA's, PC

300 Westport Road
Suite 201
PO Box 32366
Kansas City, MO 64171

Ernest E. Palmay
Joanne B. DeShazo
Voice 816-756-0020
Fax 816-756-1411

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Investment Management Services, Inc.
Gladstone, Missouri

We have audited the accompanying statement of financial condition of Investment Management Services, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Management Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PALMAY & DESHAZO, CPA'S, PC

BY *Joanne B DeShazo*

February 25, 2002

Investment Management Services, Inc.
Balance Sheet
December 31, 2001

Exhibit A

Assets

Current Assets:		
Cash		$ 1,853
Prepaid expense		350
Commission receivable		3,137
Receivable - other		1,761
Total current assets		$ 7,101
Fixed Assets:		
Office equipment	$ 12,029	
Less: Accumulated depreciation	(9,788)	$ 2,241
Other Assets:		
Restricted cash (Includes $25,000 clearing deposit)	$ 25,038	
Investment	3,300	$ 28,338
Total Assets		$ 37,680

Liabilities and Stockholders' Equity

Current Liabilities:		
Accounts payable - trade		$ 2,267
Payroll taxes payable		138
Accrued interest payable-preferred stock		940
Accrued commissions payable		1,798
Total current liabilities		$ 5,143
Stockholders' Equity		
Preferred stock - $1.00 par value; 150,000 shares authorized; 11,755 shares issued and outstanding	$ 11,755	
Common stock - $.01 par value; 1,000,000 shares authorized; 299,625 shares issued and outstanding, of which 59,500 are in treasury	2,996	
Additional paid in capital	329,931	
Retained earnings (deficit)	(300,811)	
Treasury stock	(11,334)	$ 32,537
Total Liabilities and Stockholders' Equity		$ 37,680

The accompanying notes are an integral part of these financial statements.

Investment Management Services, Inc.
Statement of Operations
December 31, 2001

Exhibit B

Income:		
Retail commissions		$ 60,776
Expenses:		
Accounting and auditing	$ 2,300	
Commissions expense	28,665	
Depreciation expense	1,399	
Dues and subscriptions	280	
Errors/bad debts	139	
Insurance	826	
Miscellaneous expense	838	
Office expenses	1,887	
Payroll taxes	2,627	
Postage	1,388	
Quotation equipment	9,019	
Regulatory fees	1,988	
Rent expenses	10,800	
Taxes and licenses	96	
Telephone	3,337	65,589
Income (loss) from operations		$ (4,813)
Other income (expense)		
Interest income	$ 659	
Miscellaneous income	300	
Interest expense	(941)	18
Net Profit (Loss)		$ (4,795)

The accompanying notes are an integral part of these financial statements.

Investment Management Services, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2001

Exhibit C

	Common Stock	Capital in Excess of Par Value	Preferred Stock	Treasury Stock	Accumulated Deficit	Total Equity
Balances, 12/31/2000	$ 2,996	$ 329,931	$ 11,755	$ (11,334)	$ (296,016)	$ 37,332
Issuance of Preferred Stock						-
Net Profit (Loss)					(4,795)	(4,795)
Balances, 12/31/2001	$ 2,996	$ 329,931	$ 11,755	$ (11,334)	$ (300,811)	$ 32,537

The accompanying notes are an integral part of these financial statements.

Investment Management Services, Inc.
Statement of Cash Flows
December 31, 2001

Exhibit D

Cash flows from operating activities:			
Net Income (Loss)		$	(4,795)
Adjustments to reconcile net income (loss) to net cash provided (used)			
Depreciation expense	1,399		
Decrease in receivables	4,777		
Decrease in payables	262		
Net cash provided (used) by operating activities			6,438
Cash flows from investing activities			
Decrease in restricted cash			38
Increase in cash		$	1,681
Cash, December 31, 2000			172
Cash, December 31, 2001		$	1,853

Supplemental information:

Interest paid: $ 941

The accompanying notes are an integral part of these financial statements.

Investment Management Services, Inc.
Notes to the Financial Statements
December 31, 2001

Note 1: Organization and summary of significant accounting policies

Organization: The company was organized on November 22, 1983, in the state of Delaware. The company is an investment banker and brokerage firm providing full investment services, primarily in the greater Kansas City area.

Accounting Policies: The company uses the accrual method of accounting; therefore, income is recorded when earned and expenses are recorded when incurred.

Property is recorded at cost and depreciation is recorded over the estimated useful life of the assets.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2: Income Taxes

The company has signficant loss carryforwards. Therefore, there is no provision for income taxes. The loss carryforwards expire as follows:

Expiration Year	Expiration Amount	Total Net Operating loss carryfwd
2003	$ 24,673	
2005	4,271	
2006	7,956	
2007	3,793	
2011	2,153	
2018	2,666	
2019	1,117	
2021	4,351	$ 50,980

The tax benefit to be recognized under FASB 109 is	$ 10,196
The valuation allowance is	10,196
Net deferred tax asset	$ 0

Investment Management Services, Inc.
Schedule of Supplementary Information required by Rule 17a-5
of the Securities and Exchange Commission
December 31, 2001

1	Net Capital (Rule 15C3-1)		
	Total ownership equity	$	32,537
	Less: nonallowable assets		(9,713)
	Less: haircut on $25,000 money market deposit at 7%	$	(1,750)
	NET CAPITAL	$	21,074
2	Reserve requirement (Rule 15C3-3)		None
3	Possession and control of securities (Rule 15C3-3)		None
4	Reconciliation pursuant to Rule 17A5(d)4 Reserve requirement - There are no customer securities being held or balances due to customers.		None
5	Reconciliation of net capital to audit report Net capital per form X-17A5 Part II, line 10	$	22,982
	Audit adjustment to record increase in current payables		(1,908)
	NET CAPITAL	$	21,074
6	Discussion of material inadequacies		
	Net Capital	$	21,074
	Less: Net capital required		(5,000)
	Net capital excess	$	16,074

There were no material inadequacies found.

Palmay & DeShazo, CPA's, PC

300 Westport Road
Suite 201
PO Box 32366
Kansas City, MO 64171

Ernest E. Palmay
Joanne B. DeShazo
Voice 816-756-0020
Fax 816-756-1411

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Investment Management Services, Inc

In planning and performing our audit of the financial statements of Investment Management Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PALMAY & DESHAZO, CPA'S, PC

BY Joanne A. DeShazo

February 25, 2002

